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SEC Mail Processing
MAR 08 2022
Washington, DC

SEC FILE NUMBER
8-47912

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KUEHL CAPITAL CORPORATION

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1414 N 205th Street, Suite 1
(No. and Street)

Omaha	Nebraska	68022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TODD ENGLE	(402) 391-7977	tengle@kuehlcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BKD, LLP
(Name – if individual, state last, first, and middle name)

1120 South 101st Street, Suite 410	Omaha	NE	68124
(Address)	(City)	(State)	(Zip Code)

10/16/2003	#686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Todd Engle, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kuehl Capital Corporation, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GENERAL NOTARY - State of Nebraska
ROBERT A. WOOD
My Comm. Exp. March 9, 2023

Notary Public

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KUEHL CAPITAL CORPORATION

TABLE OF CONTENTS

BKD
CPAs & Advisors

1120 S. 101st Street, Suite 410 | Omaha, NE 68124-1088
402.392.1040 | Fax 402.392.1772 | bkd.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
Nuceaux, LLC
Elkhorn, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kuehl Capital Corporation (the "Company") as of December 31, 2021 including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

BKD, LLP

Omaha, Nebraska
February 24, 2022

KUEHL CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS		
Cash and cash equivalents	$	2,297,242
Accounts receivable-annual advisory fees		61,796
Warrant inventory		120,946
Prepaid expenses and other assets		49,195
Property and equipment, net of $181,617 accumulated depreciation		438,448
Operating lease asset - right of use		865,197
Other		1,160
TOTAL ASSETS	**$**	**3,833,984**
LIABILTIIES AND STOCKHOLDER'S EQUITY		
Accounts payable	$	34,484
Accrued liabilities		201,214
Long term benefit obligation		182,705
Unearned revenue-annual advisory fees		949,766
Operating lease liability		966,324
Total liabilities		**2,334,493**
Stockholder's equity		
Common stock, $1 par value, 10,000 shares authorized, and 1,000 shares issued and outstanding		1,000
Additional paid in capital		122,442
Retained earnings		1,646,726
Accumulated other comprehensive loss		(270,677)
Total stockholder's equity		**1,499,491**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$**	**3,833,984**

KUEHL CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

Note 1. Nature of Business and Significant Accounting Policies

Kuehl Capital Corporation ("the Company") is a municipal financial advisor providing services to Sanitary Improvement Districts ("SIDs") in the greater Omaha, Nebraska area. The Company is a municipal securities broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Nuceaux, LLC. Revenues fluctuate with construction activity in the SIDs, which is generally controlled by housing and commercial developers.

The financial statements and notes are representations of Company management, who is responsible for the integrity and objectivity of the financial statements. The accounting policies conform to U.S. generally accepted accounting principles ("GAAP") and have been applied on a consistent basis in the preparation of the financial statements.

Significant accounting policies are as follows:

Use of Estimates:

In preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents:

Cash and cash equivalents include bank deposits and money market funds held at a major commercial bank. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2021 the Company had $2,127,140 in excess of the FDIC insured limit.

Accounts Receivable:

Accounts receivable represent amounts due from SIDs for annual advisory fees. Management performs an assessment of collectability throughout the year and amounts are charged off when deemed uncollectable. Recoveries of accounts receivables previously written off are recorded when received.

Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an

Note 1. Nature of Business and Significant Accounting Policies (Continued)

asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Property and Equipment:

Property and equipment is stated at cost and depreciated over the estimated useful life of each asset. Depreciation is computed using the straight-line method for financial statement purposes. Useful lives on equipment is 3-10 years and 12 years for leasehold improvements. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

At December 31, 2021 net property and equipment of $438,448 consisted of $27,141 of construction in progress, $208,104 of furniture and equipment, $102,285 of software, $282,535 of leasehold improvements and of $181,617 of accumulated depreciation.

Leases

ASU (Accounting Standards Update) Topic 842 requires lessees to recognize most leases on the Statement of Financial Condition. The Company

Note 1. Nature of Business and Significant Accounting Policies (Continued)

determines if an arrangement is a lease at inception. Operating leases are included in Operating lease assets and operating lease liabilities in the Statement of Financial Condition. Operating lease assets represent the Company's right to use an asset for the lease term, and lease liabilities represent the Company's obligation to make the lease payments arising from the lease. The lease liability is measured at the present value of the unpaid lease payments, and the right of use asset is derived from the calculation of the lease liability. Since the Company does not know the actual implicit rates in the lease, the Company uses its estimated incremental borrowing rate, which is derived from information at the lease commencement date, in determining the present value of the lease payments. The right of use asset and lease liability include renewal options reasonably certain to be exercised.

The Company terminated their existing office lease effective October 31, 2021 with 14 months remaining on their lease. On November 1st, 2021, the Company moved their office and a new operating lease was executed with a related party (see Note 8). At that time the Company recognized a right of use asset and a lease liability on the balance sheet of $873,467 and $965,058, respectively. Included in the right of use asset is $8,409 of prepaid rent offset by a $100,000 lease incentive. A 12-year period was used which included the initial seven-year lease term and one 5-year option and at lease inception, the rate was 6%.

Income Taxes

The Company is a disregarded entity for income tax reporting. Accordingly, the owners of Nuceaux, LLC are required to report Company income and deductions for income tax purposes and no provision for income taxes is included in these financial statements.

The Company is required to evaluate tax positions taken to conclude if it is more likely than not the tax positions would be sustained upon examination by tax authorities. The Company believes it complies with applicable income tax laws and regulations and has no significant uncertain tax positions requiring recognition or disclosure in the financial statements. The Company and Nuceaux, LLC have not been notified of any impending examinations and are no longer subject to examinations by taxing authorities for years prior to 2017.

Subsequent Events:

Subsequent events have been evaluated through February 24, 2022, the date the financial statements were issued.

Note 2. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934, which requires net capital of at least $100,000 and requires the ratio of aggregate indebtedness to net capital shall not exceed 1,500%. Net capital, as defined by the Rule, fluctuates on a daily basis; however, net capital was $889,741 at December 31, 2021 and the Company's net capital ratio was 131.70%.

Note 3. Employee Benefit Plans

The Company sponsors a 401(k) safe harbor non elective profit-sharing plan and a defined benefit cash balance pension plan for eligible employees.

401(k) safe harbor non elective profit-sharing plan:
The Company sponsors a 401(k) profit-sharing plan for all eligible employees with one year (minimum of 1,000 hours) of service. There are two components to the plan, a 401(k) component and a profit-sharing component. For the 401(k) component of the plan, participants may contribute, on a pre-tax basis, up to the maximum allowable amount pursuant to Section 401(k) of the Internal Revenue Code ("IRC"). The 401(k) component also includes a Roth feature, allowing after-tax contributions, up to the maximum allowable amount pursuant to Section 401(k) of the IRC. There is no Company matching.

The safe harbor non elective profit-sharing component provides for employer contributions of 3% of eligible compensation to be made for all eligible employees. In addition, the Company may make discretionary contributions to the eligible employees. The 2021 contribution amount of $201,214 was paid in January of 2022 and was included in accrued liabilities in the statement of financial condition at December 31, 2021.

Defined benefit cash balance pension plan:
On December 28, 2018 the Company entered into a defined benefit cash balance pension plan covering non-owner, non-highly compensated employees and owners born before January 1, 1975 with one year of service. Effective during 2021, the plan was amended to update the eligibility to non-owner, non-highly compensated employees and owners born before January 1, 1970. The measurement date used for the Company's employee benefit plan is December 31.

The benefit will be a lump sum cash distribution upon normal retirement, age 62. Principal credit provisions are allocated as of the last day of the plan year. The interest credit is the greater of 4% or the yield on 30-year Treasury Bonds on the fifth month preceding the plan year.

The change in benefit obligation, change in fair value of pension plan assets, and funded status were as follows:

Change in benefit obligations:	
Projected benefit obligations, beginning of year	$ 808,645
Service cost	261,211
Interest cost	14,508
Actuarial (gain)/loss	110,336
Projected benefit obligations, end of year	$ 1,194,700
Change in plan's assets:	
Fair value of plan's assets, beginning of year	$ 736,034
Actual return on plan's assets	40,895
Employer contributions	235,066
Fair value of plan's assets, end of year	$ 1,011,995
Under Funded Status	$ (182,705)

A long-term benefit obligation of $182,705 was recognized at December 31, 2021 in the Statement of Financial Condition.

The weighted average assumptions used in determining the pension plan information as of December 31, 2021, were as follows:

	Net Cost	Benefit Obligation
Discount rate	2.85%	2.85%
Expected return on plan assets	6.00%	4.00%
Rate of compensation increase	2.50%	2.50%

The Company's funding policy for its defined benefit pension plans is to contribute amounts sufficient to meet legal funding requirements, plus any additional amounts that may be appropriate considering the funded status of the plan, tax consequences, cash flow generated by the Company and other factors. The Company made a discretionary contribution to the plan of $235,066 in December 2021. The Company expects to contribute $247,143 to the defined benefit plan during 2022.

Expected benefit payments are as follows:

2022	$ 620,612
2023	-
2024	-
2025	-
2026	-
2027 - 2031	-

The Company's primary investment objective is to achieve returns sufficient to meet future benefit obligations. The Company's Investment policy is capital preservation with a target asset mix of 80% fixed income and 20% equity. The defined benefit plan's current investment allocations are within the target allocation.

The following table provides the fair value measurements of the defined benefit plan at December 31, 2021. The categorization of fund investments is based upon the categorization of these funds' underlying assets. The Company's defined benefit plan had no Level 2 or Level 3 investments as of December 31, 2021

	Quoted Prices Level 1
Fixed Income:	
Corporate bonds	$ 302,599
Government/corporate bonds, mortgage and asset backed securities	282,048
Inflation protected government obligations	151,630
Equity securities	252,212
Cash	23,506
Fair value of plan assets	$ 1,011,995

Pension plan assets categorized above as fixed income includes funds comprised of corporate and government bonds, mortgage-backed and asset-backed instruments and inflation protected government obligations. The values of the fixed income investments are classified within Level 1, quoted prices in active markets for identical assets and are based on the closing prices reported in the major markets on which the investments are traded.

The pension plan asset categorized as equity securities consists of a fund investment in underlying funds that invest in domestic and international equity securities. The value of the equity fund classified within Level 1 is based on the closing price reported on the major market on which the investment is traded.

The portion of the plan's assets categorized as cash consists of a deposit account and is classified within Level 1.

Note 4. Commitment

The Company terminated their facilities lease on October 31, 2021 with 14 months remaining on their lease and relocated to new facilities on November 1, 2021.

The Company signed a new agreement for office space with a related party. The new agreement has an initial seven-year term and two five-year renewal options with annual rent increases of 2.5%. The agreement calls for a base rent plus charges for common area maintenance and taxes. In addition, due to the move, the Company terminated the existing sublease with Nuceaux LLC, a related party, and signed a new sublease with similar terms (See Note 8).

Note 5. Concentration

The Company regularly maintains cash on deposit in excess of the Federal Deposit Insurance Corporation insurance limits. The Company believes it is not exposed to any significant credit risk on cash balances.

Note 6. Coronavirus Disease

During 2020 and 2021, Coronavirus Disease (COVID-19) had begun causing major disruptions to the economy. Management is monitoring the situation closely and would make changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

Note 7. Warrants

Warrant inventory is held short-term and recorded at fair value. There are no significant differences between fair market value and book value at December 31, 2021.

Note 8. Related Transactions

The Company subleases a portion of their office space to Nuceaux, LLC (the Company's parent Company). The Company relocated to new offices on November 1, 2021 and executed a new lease. The partners of Nuceaux own 60% of the leasing entity. As of December 31, 2021, all rents have been paid (see Note 4).